January 2009 Pricing Sheet dated January 23, 2009 relating to Preliminary Terms No. 5 dated December 24, 2008 to Registration Statement No. 333-156423 Filed pursuant to Rule 433
S T R U C T U R E D   I N V E S T M E N T S
Opportunities in Equities and Other Assets
PLUS based on a Basket consisting of the S&P 500® Index, the iShares® iBoxx $ Investment Grade Corporate Bond Fund and the iShares® MSCI EAFE Index Fund due July 20, 2010
Performance Leveraged Upside SecuritiesSM
PRICING TERMS – JANUARY 23, 2009
Issuer:	Morgan Stanley
Maturity date:	July 20, 2010
Original issue price:	$10 per PLUS (see “Commissions and Issue Price ” below)
Stated principal amount:	$10 per PLUS
Pricing date:	January 23, 2009
Original issue date:	January 30, 2009 (5 business days after the pricing date)
Aggregate principal amount:	$3,211,390
Interest:	None
Basket:	Basket components	Bloomberg ticker symbol	Basket component weighting	Initial basket component value	Multiplier
	S&P 500® Index (the “S&P 500 Index”)	SPX	45.00%	831.95	0.005408979
	Shares of the iShares® iBoxx $ Investment Grade Corporate Bond Fund (the “Corporate Bond Shares”)	LQD	38.00%	98.57	0.038551283
	Shares of the iShares® MSCI EAFE Index Fund (the “EFA Shares”)	EFA	17.00%	38.25	0.044444444
	We refer to the Corporate Bond Shares and the EFA Shares, collectively, as the underlying shares.
Payment at maturity per PLUS:
▪  If the final basket value is greater than the initial basket value:
$10 + ($10 x leverage factor x basket percent increase)
In no event will the payment at maturity exceed the maximum payment at maturity.

▪ If the final basket value is less than or equal to the initial basket value: $10 x the basket performance factor This amount will be less than or equal to the stated principal amount of $10.
Leverage factor:	300%
Maximum payment at maturity:	$13.40 per PLUS (134% of the stated principal amount)
Basket setting date:	For each basket component, the pricing date.
Valuation date:	July 16, 2010, subject to adjustment for non-index business days or non-trading days, as applicable, and certain market disruption events.
Closing value:
In the case of the S&P 500 Index, the closing value of the S&P 500 Index as published by the index publisher.  In the case of each of the underlying shares, the closing price of one such underlying share times the relevant adjustment factor for such underlying shares.

Adjustment factor:	For each of the underlying shares, 1.0, subject to adjustment for certain events affecting such underlying shares.
Initial basket value:
10, which is equal to the sum of the products of the initial basket component values of each of the basket components on the basket setting date, as set forth under “Basket – Initial basket component value” above, and the applicable multipliers for each of the basket components.

Final basket value:	The basket closing value on the valuation date.
Basket closing value:	The basket closing value on any date is the sum of the products of the closing value of each of the basket components and the applicable multiplier for each of the basket components.
Multiplier:
The multiplier was set on the basket setting date based on each basket component’s respective initial basket component value so that each basket component is reflected in the predetermined initial basket value in accordance with its applicable basket component weighting and will remain constant for the term of the PLUS. See “Basket – Multiplier” above.

Basket percent increase:	(final basket value – initial basket value) / initial basket value
Basket performance factor:	final basket value / initial basket value
Listing:	The PLUS will not be listed on any securities exchange.
CUSIP:	617483458
Agent:	Morgan Stanley & Co. Incorporated

Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
Per PLUS	$10	$0.175	$9.825
Total	$3,211,390	$56,199.33	$3,155,190.67

(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of PLUS purchased by that investor.  The lowest price payable by an investor is $9.925 per PLUS.  Please see “Syndicate Information” on page 6 of the accompanying preliminary terms for further details.

(2)	For additional information, see “Plan of Distribution” in the prospectus supplement for PLUS.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley.  The PLUS are not sponsored, endorsed, sold or promoted by The McGraw-Hill Companies, Inc., and The McGraw-Hill Companies, Inc. makes no representation regarding the advisability of investing in the PLUS.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 5 dated December 24, 2008
Prospectus Supplement for PLUS dated December 23, 2008
Prospectus dated December 23, 2008

THE PLUS ARE NOT BANK DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.  FURTHERMORE, THE PLUS WILL NOT BE GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION UNDER THE FDIC’S TEMPORARY LIQUIDITY GUARANTEE PROGRAM.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837